SPUR VENTURES INC.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED JUNE 30, 2006

Dated: August 29, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 28, 2006, and should be read in conjunction with the unaudited consolidated financial statements with accompanying notes of Spur Ventures Inc. (the “Company”) for the period ended June 30, 2006 which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A contains certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming initiatives. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, future prices of nitrogen, phosphate and potash, exploitation and exploration successes, continued availability of capital and financing, the exchange rates for Canadian, US and Chinese currencies, Chinese policies on fertilizer and agriculture, and general economic, market or business conditions. The Company disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

All amounts are reported in U.S. dollars, unless otherwise stated. Additional information on the Company can be found in the filings with Canadian security commissions on SEDAR at www.sedar.com and in the Company’s Form 20-F with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

Results of Operations – Second Quarter

Change in Reporting Currency to the U.S. dollar

Effective January 1, 2006, Spur Ventures Inc. (the “Company”) changed its reporting currency to the U.S. dollar (USD). The change in reporting currency is to better reflect the company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the industry. The Company holds most of its cash balances in USD deposits and conducts its Chinese operations in Chinese Renminbi (RMB). RMB revalued against the USD by 2.1% in July 2005 and introduced a managed float. Furthermore, the international currency of the agribusiness and mining industries is the USD. Prior to January 1, 2006, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and shareholders’ equity and cash flows in the Canadian dollar (CAD). The related financial statements and corresponding notes prior to January 1, 2006 have been restated to USD for comparison to the 2006 financial results.

Non-GAAP Measures

In this MD&A, the Company has reported EBITDA (Earning Before Interest, Tax, Depreciation & Amortization). This is a non-GAAP measure, which is used to determine the Company’s ability to generate cash flows and returns for investing and other activities.

Yichang Spur Chemicals (YSC)

The Company’s NPK (Nitrogen, Phosphate, Potassium) compounds fertilizer Joint Venture was shut down for major $200,000 maintenance and debottlenecking project for the month of April. Production was resumed in May and a new daily production record of 313 metric tonnes (mt) and monthly production record of 6,162 mt were achieved, with on spec product rate over 90%. A new product, 14-16-15, for post emergence application was also introduced into the market place. The plant was shut down again in early June in response to slow NPK fertilizer market as the management team was working out a marketing plan to reduce inventory levels. The total NPK production volume for the quarter ended June 30, 2006 was 8,857 mt, a decrease of 7% over the same period of 2005 (9,486 mt).

Sales for the three months ended June, 2006 were $1,020,000 versus $2,100,000 in the same period of 2005, a 51% decrease. Sales volume was down by 48% to 4,833 mt from 9,311 mt of the second quarter 2005. Gross loss was $151,000 vs a gross profit of $50,000 in the second quarter 2005, reflecting lowering NPK selling prices in a slow market and rising raw materials prices. EBITDA was ($5,000) in the three months ended June 30, 2006 compared to ($93,000) in the same period in 2005. The EBITDA of the second quarter 2006 included a foreign currency translation gain of $273,000, as we started to consider YSC as integrated operation of the Company.

The following table illustrates the quarterly operational results at YSC.

	Q1/2006	Q2/2006	Total 2006	Q1/2005	Q2/2005	Q3/2005	Q4/2005	Total 2005
				(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Production Volume (mt)	13,810	8,520	22,330	5,571	9,486	11,961	6,424	33,442
Sales Volume (mt)	12,558	4,833	17,391	7,302	9,311	7,462	5,741	29,816
Net Sales ($)	2,820,850	1,020,136	3,840,986	1,725,674	2,099,865	1,736,150	1,241,160	6,802,849
Cost of product ($)	2,624,090	1,171,584	3,795,674	1,442,625	2,049,960	1,659,556	1,582,328	6,734,470
Total Gross Profit ($)	196,760	(151,448)	45,312	283,049	49,905	76,593	(341,168)	68,379
Selling price/mt ($)	225	211	221	236	226	233	216	228
Cost of Product/mt ($)	209	242	218	198	220	222	276	226
EBITDA ($)	132,647	(4,955)	127,692	196,468	(92,617)	31,523	(337,659)	(202,284)

Yichang Maple Leaf Chemicals (YMC)

The Company is still going through the approval application process in order to formally transfer the mining licenses for the Dianziping and Shukongping phosphate deposits from the joint venture partner, YPCC, to the YMC Joint Venture Company which the Company controls.

The YMC business license renewal was retroactively approved in May, 2006 for the period from November 2004 to June 30, 2006 with the support of Ministry of Commerce. The delay in mining licenses transfer from YPCC to YMC continues to cause difficulties in the business license renewal, because the mining licenses are counted as YPCC’s capital contribution to the Joint Venture according to the Joint Venture contract.

YMC’s Business License expired (again) on June 30, 2006. Spur remains in full compliance but YPCC has not transferred the mining licenses. Without the license transfer, YMC could lose its legal status as a company.

With the support of Yichang city government and the Hubei Province AIC, we have obtained another extension, this time until December 31, 2006.

Spur Consolidated Results

EBITDA was ($599,000) in the three months ended June 30, 2006 compared to ($550,000) in the same period in 2005.

Total expenses increased to $953,000 in the quarter ended June 30, 2006 from $863,000 in the same period of 2005, mainly attributable to the following factors: a) the increase of $53,000 in the depreciation and amortization expenses due to the extended shut down periods in April and June. These depreciation and amortization expenses would have been charged to product inventory in a normal production quarter; b) the increase in auditing and professional fees of $46,000 as a result of Sarbanes Oxley Act 404 implementation; c) the increase of $73,000 in the total of salaries and wages, as a result of the engagement of additional officers for the Company to expand towards its objectives; d) an increase of $37,000 in rent as the Company moved into a larger office in Vancouver and expanding office space in Yichang in anticipation of more Tianren employees joining Spur China. The increased expenses were partially offset by the decreases in traveling expenses of $32,000, repair expenses of $35,000 and stock based compensation of $98,000. Interest income increased to $244,000 in the second quarter 2006 compared to $3,000 in the second quarter 2005, reflecting the Company’s strong cash position.

Accounts Receivables increased to $571,000 at the end of the quarter from $402,000 at the end of 2005. This was a decrease of $254,000 from the end of first quarter 2006, as a result of intensive collection efforts. Inventory balance increased to $2,920,000 at the end of the second quarter from $2,605,000 at the end of year 2005. This represented an increase of $550,000 compared to the end of first quarter 2006, due to the continued slow NPK market.

Foreign Exchange Gain / Loss

The unrealized foreign exchange loss was $42,000 for the three months ended June 30, 2006, compared to virtually no gain or loss in the three months ended June 30, 2005. The unrealized foreign exchange gain was mainly a result of the translation of the Company’s integrated joint ventures YMC and YSC using the temporal method YSC has been considered a self-sustaining operation prior to March 31, 2006, it is now considered an integrated operation due to a significant change in financial conditions of YSC. Foreign currency translation of YSC was prospectively changed from the current rate method to temporal method. Under the temporal method, monetary assets and liabilities are translated at period-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operation.

The Company conducts business in China, with most costs and revenues in Chinese Renminbis. Its Vancouver head office incurs expenses in Canadian dollars. The Company also holds a significant amount in US dollar denominated Guarantee Investment Certificate (GIC) accounts ranging from one to four months. Foreign exchange losses or gains are dependent upon the exchange rates relationship among the U.S. Dollar, Chinese Renminbi and Canadian Dollar. It is anticipated that exchange rates will be volatile over the coming quarters. This may result in foreign exchange fluctuating between gains or losses on a quarterly basis. The Company does not yet use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities therefore the Company is exposed to future fluctuations in the three currencies.

2. Summary of Quarterly Results

	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended
	June 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 30,
	2006	2006	2005	2005	2005	2005	2004	2004	2004	2004
			(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Total revenues	1,020,136	2,820,795	1,241,160	1,736,150	2,099,865	1,725,674	1,818,793	1,131,666	745,522	-
Net Loss	(818,156)	(199,684)	(711,477)	(1,098,682)	(713,013)	(295,636)	(692,407)	(745,897)	(220,821)	(204,911)
Loss per share	(0.01)	(0.00)	(0.01)	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)
Diluted Loss per
share	(0.01)	(0.00)	(0.01)	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)

3. Liquidity and Capital Resources

As of June 30, 2006, the Company has a total of $29.9 million capital resources with cash and cash equivalents of $19.2 million and short-term investments of $10.7 million. All these funds will be used for the NPK facilities expansion and mining development in China.

The company has restructured the loan agreements with both the Agricultural Bank of China and Industrial & Commerce Bank of China. According the agreements, the repayment amount is $0.95 million by the end of 2006 and $1.24 million by the end of September, 2007. The Company believes it has sufficient fund to repay all the loans in full and meet the financial needs for the next 12 months.

According to the YMC original Joint Venture agreement, the Company needs to contribute a total registered capital of $128 million within the 72 months of the establishment of YMC, which was registered in November, 2003. The Company has made a total contribution of $22.4 million as of the date of this report. In the meanwhile, an application for the reduction of registered capital is pending review by the Chinese Minister of Commerce.

The Company did not have any off-balance sheet arrangements as of the end of second quarter 2006.

4. Transactions with Related Parties

Directors

During the three-month period ended June 30, 2006, the Company paid consulting fees of $36,300 (2005: $38,038) to two companies controlled by one officer and an associate of a director (2005: 3 companies).

During the six-month period ended June 30, 2006, the Company paid consulting fees of $70,903 (2005: $92,465) to two companies controlled by one officer and an associate of a director (2005: 4 companies).

Joint Venture Partners

On November 22, 2004, the Company became aware of the fact that the Agricultural Bank of China (the "Bank") had made a RMB 7,400,000 ($925,833) working capital loan (the "Xinyuan Loan") to Xinyuan Chemicals ("Xinyuan") for the purchase of raw materials. The proceeds of the Xinyuan Loan were transferred to YPCC (the Company’s joint venture partner) the next day, more than a year before the date of the Company's investment in Xinyuan to create YSC. On a separate issue, YPCC made a loan of RMB 4,475,375 ($559,944) to YSC (the "YSC Loan") in January 2004.

The Xinyuan loan was exclusively for YPCC’s use and until the end of 2004 YPCC had been repaying both the principal and interest. The Company received a formal letter from YPCC on November 26, 2004 guaranteeing that YPCC would not hold the Company accountable for this loan. The principal stood at RMB 6,900,000 ($863,306) at end of second quarter 2006.

The three party YPCC-YSC-Agricultural Bank loan situation has now been resolved by YPCC canceling the YSC RMB 4,475,375 ($559,944) owed by YSC and YSC applying that as a credit against the RMB 6,900,000 ($863,306) owed by YPCC. YSC make a repayment of RMB 4,280,073 ($535,509) on August 14, 2006 to the Agricultural bank for a principal of RMB 4,000,000 ($500,467) and related interest. The remaining loan balance of RMB 2,900,000 ($362,839) will be repaid by December 2006 with the Agricultural Bank holding their collateral against YPCC until the loan is fully repaid. The result is no net cash outflow for YSC and restoration of good relations with the Agricultural Bank.

5. Outstanding Share Data

As of August 28, 2006, the Company had the following shares, warrants and options outstanding:

	Number	Exercise Price	Expiry Date
		(CAD)
Common Shares	58,740,520	n/a	n/a
Stock Options	1,700,000	0.60	6-May-08
Stock Options	635,000	1.20	19-Jun-08
Stock Options	1,650,000	1.50	23-Jul-09
Stock Options	200,000	1.50	12-Oct-09
Stock Options	500,000	1.80	1-Mar-10
Stock Options	200,000	1.50	16-Sep-10
Stock Options	200,000	1.50	14-Mar-11
Stock Options	625,000	1.03	3-Jul-11
Warrants	8,571,429	2.00	28-Jul-07
TOTAL	73,021,949

In March, 2006, the Company granted options to an officer to purchase 200,000 common shares of the Company at the exercise price of $1.50 per share. 50% of the options will vest on March 14th, 2007 and the remaining 50% will vest on March 14th, 2008. 350,000 options at an exercise price of C$0.90 expired on June 18, 2006. 350,000 stock options at an exercise price of C$0.90 each and 300,000 stock options at an exercise price of C$0.60 were exercised during the six-month period ended June 30, 2006.

On July 4, 2006, the Company granted to each of the independent directors of the Company to purchase 75,000 common shares in the capital of the Company, and to the CEO Dr. Rennie to purchase 250,000 common shares. These options are exercisable at a price of $1.03 per share up until the date that is 5 years following the date of grant and vest over a three-year period with one-third of the options become vested one year after the date of grant, one-third of the options become vested two years after the date of grant, and the remaining one-third of the options become vested three years after the date of grant.

6. Tianren Acquisition

The Company signed the final agreement to acquire the fertilizer related business of Hebei Tianren Chemical Corporation (“Tianren”) in Beijing on June 18, 2006.

The interests being acquired include a:

1. 95% interest (80% direct and 15% indirect) in Tianren Agriculture Franchise Company (“Ag Franchise”), China’s largest marketer of compound NPK fertilizers. Ag Franchise sells over 1.5 Million tonnes per annum (“tpa”) of NPK (Nitrogen, Phosphate, Potassium) fertilizer as a commissioned sales agent for Sino Arab Chemical Fertilizer Company (SACF) and Dayukou Chemical Fertilizer Company (“Dayukou”).

2. 75% interest in Tianding Chemical Company (“Tianding”), which has a 100,000 tpa NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bag manufacturing facilities in China with current production under contract of in excess of 28 million bags per annum for Tianren, SACF, Dayukou and others. The bagging facility is a key part of the logistics for distribution of 50 kg bags of fertilizer within China.

3. 60% interest in Hubei Yichang Tianlong Industry Company (“Tianlong”), a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province, where Spur’s current facilities are located. Tianlong has an import license for sulphuric and phosphoric acid and will be eligible to apply for more import permits in the near future

4. 51% interest in Xinjiang Tianren Ltd. (“Xinjiang”), which has a 100,000 tpa plant in Xinjiang Uigur Autonomous Region in northwest China, an emerging market in China. The Xinjiang plant has scale up potential for over 1 million tonnes of production.

The aggregate revenue and EBITDA for these businesses based on Chinese GAAP were $88.6 million and $3.7 million respectively for 2004, and $300.2 million and $5.6 million respectively for 2005. Had Spur owned the Acquired Interests during these periods, the contribution to Spur's EBITDA would have been $2.7 million and $4.2 million for 2004 and 2005, respectively. Due Diligence was performed by Jun He Law Firm and KPMG, both of Beijing.

In exchange for the Acquired Interests, Spur will issue approximately 15.5 million shares. The Spur shares will be issued to Tianren on a pro-rata basis as the transfer of each of the acquired interests receives official approval from the Chinese authorities. The transaction is also subject to acceptance by the TSX Venture Exchange.

7. Outlook

China is an emerging fertilizer market and such markets lack discipline. There are too many companies mining and producing phosphate fertilizers and most lack economies of scale and secure access to raw materials.

There may be a significant consolidation in the industry in the next few years which will be to the Company’s advantage. As raw material prices in China approach international levels and China’s rock phosphate reserves are depleted, a company like Spur with its own rich rock phosphate reserves supplying its own production facilities will be more competitive.

The Company is progressing in negotiations with Yichang City to acquire new land for a world scale compound fertilizer production facility while continuing to advance the Company’s engineering studies for both the development of the Company’s mines and the construction of the new plant.

8. Risk Factors

The Company’s business is in China, which despite recent government policy changes carries risk for foreign owned operations.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China is an emerging economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government and even provincial and municipal governments continue to play a significant role in the planning of the economy, not always in a coordinated fashion.

Investment in China can be affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could affect the Company’s investment in China. Circumstances such as a change in leadership, social or political disruption may benefit or limit the Chinese government's abilities to pursue such policies.

Need to Obtain Permits and Licenses. Although China is progressing towards a market-oriented economy, it is still a centrally planned economy. The operations of the Company require government review, licenses and permits from various government agencies.

Chinese Costs. There continues to be “made in China” pricing for raw materials, minerals and fertilizers which differs from international prices. The continued rapid growth in the Chinese economy is affecting both fertilizer input prices and international freight rates for imports.

Additional risk factors can be found in the Company’s Form 20-F, filed with Canadian security commissions on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.